SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                            Mid-Atlantic Realty Trust
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                                (Name of Issuer)

                      Common Shares of Beneficial Interest
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                         (Title of Class of Securities)

                                    595232109
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                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 595232109
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of
        Above Persons:  Palisade Capital Management, L.L.C., Tax ID#: 22-3330049
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)(a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New Jersey
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Number of Shares Beneficially Owned by Each          (5) Sole Voting
      Reporting Person With                              Power:        1,335,490
                                                     (6) Shared Voting
                                                         Power:          --
                                                     (7) Sole Dispositive
                                                         Power:        1,335,490
                                                     (8) Shared Dispositive
                                                         Power:          --
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(9)      Aggregate  Amount   Beneficially   Owned  by  Each  Reporting   Person:
1,335,490 (includes: (i) 676,190 shares reporting person has right to acquire upon conversion of registered bonds and (ii) 33,000 shares over which the reporting person exercises investment discretion but which are owned by family members of the reporting person)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9):  19.7%
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(12)     Type of Reporting Person (See Instructions):  IA
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Item 1(a).  Name Of Issuer:  Mid-Atlantic Realty Trust
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Item 1(b).  Address of Issuer's Principal Executive Offices:
            1306 Concourse Drive, Suite 200, Linthicum, MD  12190
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Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.

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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities:  Common Shares of Beneficial Interest
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Item 2(e).  CUSIP No.:  595232109
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Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

         (a)  [  ] Broker or Dealer registered under Section 15 of the Act.

         (b)  [  ] Bank as defined in section 3(a)(6) of the Act.

         (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f)  [ ]  Employee   Benefit  Plan,  Pension  Fund  which is subject to
                   the provisions of the Employee  Retirement   Income Security
                   Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

         (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of July 31, 1996):

              1,335,490 (includes: (i) 676,190 shares reporting person has right to acquire upon conversion of registered bonds and (ii) 33,000 shares over which the reporting person exercises investment discretion but which are owned by family members of the reporting person)

         (b)  Percent of Class (as of July 31, 1996):

              19.7%

         (c)  Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote   1,335,490

            (ii) shared power to vote or to direct the vote    --

           (iii) sole power to dispose or to direct the disposition of 1,335,490

           (iv)  shared power to dispose or to direct the disposition of   --


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion (except for 33,000 shares over which the reporting person exercises investment discretion but which are owned by family members of the reporting person). No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     August 8, 1996
                                     (Date)



                                   /s/Steven E. Berman
                                   _______________________________________
                                   (Signature)



                                   Steven E. Berman/Member
                                   _______________________________________
                                   (Name/Title)